

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2011

Dr. Serge C.P. Belamant
Chief Executive Officer and Chairman of the Board
Net 1 UEPS Technologies, Inc.
President Place
4th Floor
Corner Jan Smuts Avenue and Bolton Road
Rosebank, Johannesburg 2196 South Africa

**Re:     Net 1 UEPS Technologies, Inc.**
**Form 10-K for the year ended June 30, 2009**
**Filed August 27, 2009**
**File No. 000-31203**

Dear Dr. Belamant:

   We have completed our review of your Form 10-K and related
filings and have no further comments at this time on the specific issues raised.

        Sincerely,

        Michael Clampitt
        Legal Reviewer